SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                               (Amendment No. 4 )



                     Meadowbrook Rehabilitation Group, Inc.
                                (Name of Issuer)



                              Class A Common Stock
                         (Title of Class of Securities)



                                   583200 20 9
                                 (CUSIP Number)



       Check the following box if a fee is being paid with statement. [ ]


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                                               Page 1 of 6 Pages

CUSIP No. 583200 20 9                 13G                      Page 2 of 2 Pages


--------------------------------------------------------------------------------
1.       Names of Reporting Persons                           Harvey Wm. Glasser
         S.S. or I.R.S. Identification
         Nos. of Above Persons                                       ###-##-####
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group
         (a)    [   ]
         (b)    [   ]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       Citizenship or Place
         or Organization                                United States of America
--------------------------------------------------------------------------------
       Number of                  5.Sole Voting Power                    799,261
        Shares
                        --------------------------------------------------------
     Beneficially                 6.Shared Voting Power                        0
       Owned by
                        --------------------------------------------------------
         Each                     7.Sole Dispositive Power               799,261
       Reporting
                        --------------------------------------------------------
        Person                    8.Shared Dispositive Power                   0
         With
--------------------------------------------------------------------------------
9.           Aggregate Amount Beneficially Owned
             by Each Reporting Person                                    799,261
--------------------------------------------------------------------------------
10.          Check if the Aggregate Amount
             in Row 9 Excludes Certain Shares  [  ]
--------------------------------------------------------------------------------
11.          Percent of Class Represented by Amount in Row 9                 41%
--------------------------------------------------------------------------------
12.          Type of Reporting Person                                         IN
--------------------------------------------------------------------------------

CUSIP No. 583200  20  9               13G                      Page 3 of 3 Pages

Item 1(a)    Name of Issuer:
             Meadowbrook Rehabilitation Group, Inc.

Item 1(b)    Address of Issuer's Principal Executive Offices:
             2000 Powell Street, Suite 1203
             Emeryville, California  94608

Item 2(a)    Name of Person Filing:
             Harvey Wm. Glasser

Item 2(b)    Address of Principal Business Office or, if None, Residence:
             2000 Powell Street, Suite 1203
             Emeryville, California  94608

Item 2(c)    Citizenship:
             United States of America

Item 2(d)    Title of Class of Securities:
             Class A Common Stock

Item 2(e)    CUSIP Number:
             583200 20 9

Item 3 If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

     (a)      [ ] Broker or Dealer registered under section 14 of the Act

     (b)      [ ] Bank as defined in section 3(a) (6) of the Act

     (c)      [ ] Insurance Company as defined in section 3(a) (19) of the Act

     (d)      [ ] Investment   Company  registered  under  section  8  of  the
                  Investment Company Act

     (e)      [ ] Investment  Adviser  registered  under  section  203  of  the
                  Investment Advisers Act of 1940

CUSIP No. 583200  20  9                    13G                 Page 4 of 4 Pages

     (f)      [ ] Employee  Benefit  Plan,  Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund

     (g)      [ ] Parent   Holding   Company,   in  accordance   with  section
                  240.13d-1(b)(ii)(G)

     (h)      [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

Item 4.      Ownership.

    (a)      Amount Beneficially Owned:
             799,261

    (b)      Percent of Class:
             41%

    (c)      Number of shares as to which such person has:

             (i)    sole power to vote or to direct the vote:
                      799,261

             (ii)   shared power to vote or to direct the vote:
                         0

             (iii)  sole power to dispose or to direct the disposition of:
                      799,261

             (iv)   shared power to dispose or to direct the disposition of:
                         0

          Note: Meadowbrook Rehabilitation Group, Inc. has outstanding 773,000 shares of Class B Common Stock. Such shares are convertible on a one-for-one basis into shares of Class A Common Stock, a security registered under Section 12 of the Securities Exchange Act of 1934. In general, holders of the Class A Common Stock are entitled to one vote per share and holders of the Class B Common Stock are entitled to ten votes per share. As of the date of this report, the Reporting Person beneficially owns 26,261 shares of Class A Common Stock and 773,000 shares of Class B Common Stock. The number of shares beneficially owned by the reporting person reflects a one for three reverse split for Class A and Class B Common Stock effected on April 2, 1996.

CUSIP No. 583200  20  9                13G                     Page 5 of 5 Pages


Item 5    Ownership of Five Percent or Less of a Class.
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6 Ownership of More than Five Percent on Behalf of Another Person. Inapplicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.
          Inapplicable

Item 8    Identification and Classification of Members of the Group.
          Inapplicable

Item 9    Notice of Dissolution of Group.
          Inapplicable

Item 10   Certification.
          Inapplicable

CUSIP No.  583200  20  9                  13G                  Page 6 of 6 Pages


                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that, the information set forth in this statement is true, complete and correct.

         Dated:  February 13, 1998.




                                                    /s/ Harvey Wm. Glasser, M.D.